April 18, 2007

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Pharmaceutical Product Development, Inc.
Form 10-K For Fiscal Year Ended December 31, 2006
Filed on February 27, 2007
File No. 000-27570

Dear Mr. Rosenberg:

We represent Pharmaceutical Product Development, Inc. (the “Company”). We are in receipt of your correspondence dated April 6, 2007, regarding the Company’s Form 10-K filed on February 27, 2007. Pursuant to my conversation today with Frank Wyman of your office, on behalf of the Company we respectfully request an extension of time in which to respond to your letter. We expect to respond on or before April 27, 2007.

We appreciate your consideration. If you have any questions or comments regarding this matter, please contact the undersigned at 919-781-4000.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds